CONFIDENTIAL TREATMENT REQUESTED

BY SUMO LOGIC, INC. SL-0001

August 27, 2020

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR and Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Derby
Matthew Crispino
Melissa Walsh
Stephen Krikorian

Re:	Sumo Logic, Inc.
Registration Statement on Form S-1
CIK No. 0001643269

Ladies and Gentlemen:

On behalf of our client, Sumo Logic, Inc. (“Sumo Logic” or the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1, confidentially submitted to the Commission on November 22, 2019 and as revised on January 17, 2020, March 9, 2020, April 8, 2020 and July 17, 2020, and publicly filed on August 24, 2020 (the “Registration Statement”).

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Securities and Exchange Commission

August 27, 2020

CONFIDENTIAL TREATMENT REQUESTED

BY SUMO LOGIC, INC. SL-0001

For the convenience of the Staff, we are providing to the Staff a copy of this letter through the Staff’s secure file transfer.

The Company supplementally advises the Staff that on August 20, 2020, representatives of Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, RBC Capital Markets, LLC and Jefferies LLC, the lead underwriters for the Company’s initial public offering (the “Lead Underwriters”), on behalf of the underwriters, advised the Company that, based on then-current market conditions, it anticipated that the underwriters would recommend to the Company a preliminary price range of $[***] to $[***] per share (the “Preliminary Price Range”).

The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus may be, but that the actual indicative price range to be included in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters. This valuation process is expected to occur shortly before the printing and filing of the preliminary prospectus for the commencement of the roadshow for the Company’s initial public offering. Therefore, the Preliminary Price Range is subject to further change, which may result from various factors, including then-current market conditions and subsequent business, market and other developments affecting the Company. Upon completion of this valuation process with the underwriters, the Company anticipates that it will narrow the indicative price range and confirms that it will not be greater than the range permitted by Compliance and Disclosure Interpretations 134.04. However, the Company believes that the actual bona fide price range will be within the Preliminary Price Range. The indicative price range to be included in the preliminary prospectus, when determined, will be included in an amendment to the Registration Statement prior to the distribution of any preliminary prospectuses to potential investors.

The Company supplementally advises the Staff that, in connection with the approval of certain equity awards on June 11, 20201 and August 18, 20202, the Company’s board of directors (the “Board”) determined, after carefully considering all relevant information available to it, including the most recent valuation report of its third-party independent valuation firm (the “Valuation Report”), that, as of April 30, 2020, the fair value of the Company’s common stock was $12.11683 per share, which is $[***] per share [***] the midpoint of the Preliminary Price Range and $[***] per share [***] the bottom of the Preliminary Price Range. The Board determined that there were no material changes in the Company’s business or in the assumptions upon which the Valuation Report was based between April 30, 2020 and the equity award approval dates of June 11, 2020 and August 18, 2020, that affected the fair value of the Company’s common stock as of such approval dates.

Each time the Board has approved options, it has granted those options with an exercise price intended to be equal to the fair value of the underlying common stock on the date of grant. When evaluating the fair value, the Board considered factors and relied on a methodology that differed from those used by the Lead Underwriters to estimate the Preliminary Price Range. Given the absence of an active trading market for the Company’s common stock, determining the fair value of the Company’s

[1]	On June 11, 2020, the Board approved stock options to purchase an aggregate of 221,300 shares of Common Stock and restricted stock units for an aggregate of 154,467 shares of Common Stock.
[2]	On August 18, 2020, the Board approved a stock option to purchase an aggregate of 1,500 shares of Common Stock and restricted stock units for an aggregate of 309,300 shares of Common Stock.

Securities and Exchange Commission

August 27, 2020

CONFIDENTIAL TREATMENT REQUESTED

BY SUMO LOGIC, INC. SL-0001

common stock required the Board to make complex and subjective judgments. In doing so, the Board considered numerous factors, including:

•	an independent third-party valuation of the Company’s common stock;

•	the prices at which the Company sold its common stock and preferred stock to outside investors in arms-length transactions;

•	the prices at which third parties sold the Company’s common stock to others in arms-length transactions;

•	the rights, preferences, and privileges of the Company’s preferred stock relative to those of its common stock;

•	the Company’s results of operations, financial position, and capital resources;

•	industry outlook;

•	the lack of marketability of the Company’s common stock;

•	the fact that the option grants and other equity awards involve illiquid securities in a private company;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company, given prevailing market conditions;

•	the history and nature of the Company’s business, industry trends and competitive environment; and

•	general economic outlook including economic growth, inflation and unemployment, interest rate environment, and global economic trends, including the impact of COVID-19.

The section titled “Common Stock Valuations” on pages 100 through 101 of the Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) of the Registration Statement include a more detailed description of the factors considered and methodologies used by the Board, in consultation with the Company’s management team, to determine the fair value of the Company’s common stock.

For purposes of determining the fair value of the Company’s common stock for the equity awards approved on June 11, 2020 and August 18, 2020, the Board relied in part on the Valuation Report, which applied the income approach and market approach valuation methodologies to determine a business enterprise value for the Company. In calculating this business enterprise value, the Valuation Report specifically took into account the uncertainty and volatility created by the COVID-19 pandemic, including its impact on economic growth, the interest rate environment, and global economic trends.

The Valuation Report used the calculated business enterprise value for the Company to then determine the fair value per share of the Company’s common stock. The Valuation Report focused on three methodologies to arrive at a fair value of $12.11683 per share of common stock. To determine this valuation, the Valuation Report used an initial public offering (“IPO”) scenario and an option pricing model (“OPM”) scenario, as well as taking into account indications provided by secondary transactions (“Secondary Transactions”).

The IPO scenario assumed a near-term IPO occurring by September 30, 2020 (weighted at a 30% probability) or a later-term IPO occurring by April 30, 2021 (weighted at a 70% probability). Under the IPO scenario, the Valuation Report calculated the fair value of the Company’s common stock to be $12.36 per share, after taking into account a 10% discount for lack of marketability.

Securities and Exchange Commission

August 27, 2020

CONFIDENTIAL TREATMENT REQUESTED

BY SUMO LOGIC, INC. SL-0001

The OPM scenario took into account equity valuation, estimated volatility, time to a liquidation event and risk-free rate. Under the OPM scenario, the Valuation Report calculated the fair value of the Company’s common stock to be $10.22 per share, after taking into account a 10% discount for lack of marketability.

The Valuation Report also took into account Secondary Transactions, and calculated the fair value of the Company’s common stock to be $13.47 based on transactions in the private markets involving the Company’s common stock.

The Valuation Report then weighted the value of the common stock under the IPO scenario at 75%, the OPM scenario at 16.1%, and the Secondary Transactions at 8.9% (the “Secondary Sale Weighting”), based on the relatively small volume of shares transacted in the Secondary Transactions and the fact that the Secondary Transactions occurred in a non-active market. Using these weightings, the Valuation Report concluded that the fair value of a share of the Company’s common stock was $12.11683 per share as of April 30, 2020. The Company’s Board continued to believe that $12.11683 per share represented the fair value of the Company’s common stock at the time it made grants in June and August 2020.

The Preliminary Price Range was determined subsequent to the date of the Valuation Report and the dates on which the Board made grants of equity awards using the price per share set forth in the Valuation Report. The Preliminary Price Range took into account, among other things, the following:

•

the recent performance and valuations of public companies that the Lead Underwriters expect will be viewed by investors as comparable to the Company, which had experienced considerable share price volatility from April 30, 2020 to August 20, 2020;

•	the performance of recent successful initial public offerings of software companies that the Lead Underwriters felt may potentially be viewed by investors as comparable;

•	the Company’s performance and growth rates, and expectations regarding future revenue and operating performance;

•	assumptions of a successful IPO in September 2020 with no weighting on any other outcome, such as a sale of the Company, or the Company remaining a private company;

•	assumptions regarding the automatic conversion of all outstanding redeemable convertible preferred stock; and

•	the current conditions in the U.S. equity markets, including the receptivity for technology company offerings.

Further, the valuation methodology applied by the Lead Underwriters assumed a successful IPO in the near-term, with no weighting placed on any other outcome of the Company. Without applying the discount for lack of marketability, and weighting the completion of a near-term IPO scenario at 100%, the fair value of the Company’s common stock as of April 30, 2020 would have been (after applying the Secondary Sale Weighting, as described above), $[***], which is $[***] per share [***] the midpoint of the Preliminary Price Range and $[***] per share [***] the bottom of the Preliminary Price Range. Importantly, the comparable companies that the Lead Underwriters considered in determining the Preliminary Price Range had experienced considerable share price volatility, but overall share price increases, on average, of 53.25% from April 30, 2020 to August 20, 2020.

As detailed above and in the Registration Statement, the Company and the Board have consistently sought to comply with the form and substance of the American Institute of Certified Public Accountants

Securities and Exchange Commission

August 27, 2020

CONFIDENTIAL TREATMENT REQUESTED

BY SUMO LOGIC, INC. SL-0001

Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The Board reached its determination of the fair value of the Company’s common stock after thorough discussions with the Company’s management team and independent valuation experts, and made its determination in good faith, based on the information available on the dates of grant, including the Valuation Report and the rapidly evolving impacts of the COVID-19 pandemic on the Company and the economy as a whole. Due in part to the unprecedented level of uncertainty caused by the current pandemic, prior to receiving a Preliminary Price Range from the Lead Underwriters, the Board determined in good faith in June and August 2020, that the fair value of the Company’s common stock is $12.11683, consistent with the Valuation Report dated as of April 30, 2020.

Subsequent to the approval of the equity awards on August 18, 2020, the Board received a final valuation report from its third-party independent valuation firm stating that, as of July 31, 2020, the fair value of the Company’s common stock was $15.90 per share. The Board approved this valuation report on August 25, 2020, but no equity awards have been approved in reliance on this valuation report. In connection with preparing its financial statements for the quarter ending October 31, 2020, the Company intends to record a stock-based compensation expense in its consolidated financial statements related to the option grant approved on August 18, 2020, to reflect the difference between the exercise price of the option of $12.11683 per share and the subsequently approved fair value of the Company’s common stock of $15.90 per share, as well as all other relevant factors, including the final IPO price (if the IPO has been completed). With respect to the restricted stock units approved on August 18, 2020, the Company will assess stock-based compensation expense, taking into account all relevant factors, including the valuation report with a valuation date of July 31, 2020 and the final IPO price (if the IPO has been completed).

For the equity grants approved on June 11, 2020, in determining the appropriate amount of stock-based compensation expense, the Company assumed that the fair value of the common stock increased on a linear basis from the fair value determined in the valuation report with a valuation date of April 30, 2020 to the valuation report with a valuation date of July 31, 2020 as a result of a combination of Company-specific factors, including its progress towards an initial public offering, the Company’s results of operations, financial position and capital resources, industry outlook and general economic outlook.

Securities and Exchange Commission

August 27, 2020

CONFIDENTIAL TREATMENT REQUESTED

BY SUMO LOGIC, INC. SL-0001

The Company further advises the Staff that, while the Company believes that the Board’s determinations of the fair value of its common stock prior to receiving the Preliminary Price Range were appropriate, the Company also believes that even if it were to determine that the fair value of its common stock as of August 18, 2020 were equal to the midpoint of the Preliminary Price Range, the incremental stock-based compensation expense that the Company would be required to recognize is immaterial to its future operating results.

*****

Securities and Exchange Commission

August 27, 2020

CONFIDENTIAL TREATMENT REQUESTED

BY SUMO LOGIC, INC. SL-0001

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Ramin Sayar, Sumo Logic, Inc.

Sydney Carey, Sumo Logic, Inc.

Katherine Haar, Sumo Logic, Inc.

Jennifer McCord, Sumo Logic, Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

Lianna C. Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Stephen Salmon, Davis Polk & Wardwell LLP